amec

CERTIFICATE OF AUTHOR

Mark J Pearson, P. Eng.
111 Dunsmuir St, Suite 400
Vancouver, British Columbia
Canada V6B-5W3
Tel: (604) 664-3352
Fax: (604) 664-3057
mark.pearson@amec.com

I, Mark J Pearson, of Delta, British Columbia hereby certify:

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC), a self-regulating body as defined by N.I. 43-101. I am a graduate of the Montana College of Mineral Science and Technology (1988) and hold a B.Sc. (Hons) degree in Mining Engineering.

I have been employed in the minerals industry for 17 years working as a mining engineer, in mine operations and evaluations for gold, base metals, coal and diamonds. I have consulted on several diamond projects in Canada.

As a result of my experience and qualifications, I am a Qualified Person as defined in N.I. 43-101. I am currently the Senior Mining Engineer of AMEC Mining and Metals Consulting, of 111 Dunsmuir St., Vancouver and have been so since November 1997.

I was responsible for Sections 1 to 3 and 19 to 32 of the technical report. I have visited the Gualcamayo site.

I am not aware of any material fact or material change with respect to the subject matter of this technical report, which is not reflected in this report, the omission to disclose which would make this report misleading.

I am independent of Viceroy Exploration Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101. I have read National Instrument 43-101, Form 43-101FI and this report has been prepared in compliance with NI 43-101 and Form 43-101FI.

Dated at Vancouver, British Columbia, this 11th day of January 2005.

PROFESSIONAL
M.J. PEARSON
26035
BRITISH COLUMBIA
ENGINEER

Mark Pearson, P.Eng.

1

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel +1 604 664 3471
Fax +1 604 664 3057
www.amec.com

amec

CERTIFICATE OF AUTHOR

W. B. (Rusty) Craft, MAusIMM
2001 W. Camelback Road, Suite 300
Phoenix, Arizona, USA 85015
Tel 602 343-2427; Fax 602 343-2498
rusty.craft@amec.com

I, W. B. (Rusty) Craft, MAusIMM, am a Senior Metallurgist for AMEC E&C Services Inc. a division of AMEC Americas Limited located at 2001 W. Camelback Road, Suite 300, Phoenix, Arizona, USA and have been so since September 1989.

I graduated from the New Mexico Institute of Mining and Technology with a Bachelor of Science degree in Metallurgy in 1981. I am a member of the Australian Institute of Mining and Metallurgy (AusIMM; membership number 221109).

Since 1981 I have continually been involved with precious and base metals or industrial mineral projects in the United States, Canada, Chile, Perú, Uruguay, Ecuador, Colombia, Australia, Dominican Republic, Niger, South Africa, Bosnia and Indonesia.

I was responsible for Sections 23 and 24 of the Technical Report. I have not visited the Gualcamayo site.

I am not aware of any material fact or material change with respect to the subject matter of this Technical Report, which is not reflected in this report, the omission to disclose which would make this report misleading.

I am independent of Viceroy Exploration Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101. I have no prior involvement with the Property that is the subject of this report. I have read National Instrument 43-101 and Form 43-101FI, and this report has been prepared in compliance with that instrument and form.

Dated at Phoenix, Arizona, this 11th day of January 2005.

Signature on File

W.B. (Rusty) Craft, MAusIMM

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel +1 604 664 3471
Fax +1 604 664 3057
www.amec.com

1

CERTIFICATE OF AUTHOR

I, RONALD G. SIMPSON, P.Geo, do hereby certify that:

1.	I am a Consulting Geologist with an office at 1975 Stephens St. Vancouver, British Columbia.

2.	I graduated with an Honours Degree of Bachelor of Science in Geology from the University of British Columbia in 1975.

3.
I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registered Professional Geoscientist, No. 19513) and a Fellow of the Geological Association of Canada.

4.	I have practiced my profession continuously since 1975.

5.
I have read the definition of “qualified person” set out in National instrument 43 101 (“NI 43 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 101.

6.
This report is based on a study of the technical data and literature available on the Gualcamayo Project. I am responsible for Sections 4 to 18 of this report. A period of 5 days was spent on site from August 21-25, 2004.

7.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43 101.

9.	I have read National Instrument 43 101 and Form 43 101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

DATED at Vancouver, British Columbia, this 11 day of January 2005.

____________________________________
Ronald G. Simpson, P.Geo.